

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Howard W. Lutnick
Chief Executive Officer
CF Finance Acquisition Corp. II
110 East 59th St.
New York, NY 10022

Re: CF Finance Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted May 18, 2020
CIK No. 1811856

Dear Mr. Lutnick:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted May 18, 2020

General

1. We note your disclosure on page 58 and on page 131 that your exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.

Calculation of Registration Fee Table , page i

2.   We note that you included a market-making prospectus. Please include a footnote to the fee table for the amount of securities being registered solely for certain market-making transactions.

We may engage in an initial business combination . . . , page 47

3.   Please clarify the nature of the fairness opinion required for a business combination with an affiliated entity. Disclosure here suggests this opinion would address the fairness of the transaction to stockholders, whereas disclosure on page 7 under "Our Business Combination Process" suggests that the opinion would address the fairness of the transaction to the company.

Notes to the Financial Statements
7. Subsequent Events, page F-15

4.   Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.

     You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Stuart Neuhauser